HERITAGE OAKS BANCORP
1222 Vine Street
Paso Robles, California 93446

December 20, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Mark Webb, Legal Branch Chief

Re:          Heritage Oaks Bancorp

Registration Statement on Form S-4

Filed November 20, 2013

File No. 333-192421

Form 10-K for the Year Ended December 31, 2012

Filed March 6, 2013

File No. 000-25020

Ladies and Gentlemen:

Set forth below are the responses of Heritage Oaks Bancorp, a California corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 17, 2013 with respect to the Registration Statement on Form S-4 filed on November 20, 2013 (the “Registration Statement”) and the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2012 filed on March 6, 2013.

For your convenience, we have set forth below each Staff comment followed by the Company’s response to such comment.  Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-4

General

1.                                      Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X. Please also provide updated consents in your next filing amendment.

The Company notes the updating requirements and will comply to the extent needed.  The Company will provide updated consents with the filing of its first pre-effective amendment to the Registration Statement.

2.                                      Please disclose the projections Heritage Oaks and Mission Community provided to the financial advisor of the other party.

With regard to projections of Heritage Oaks provided to Mission Community’s financial advisor, D.A. Davidson, such projections were not used by D.A. Davidson in its analysis with respect to the fairness of the merger consideration to the shareholders of Mission Community Bancorp.  Instead, D.A. Davidson based its analysis of the future performance of HEOP on the average of certain publicly available analyst earnings estimates for HEOP for the years ending December 31, 2013 and 2014 and estimated long term growth rates of 10% from 2015 through 2018.  The analysts’ earnings estimates used by D.A. Davidson in its analysis for the years 2013 and 2014 were from FIG Partners LLC, Keefe Bruyette & Woods Inc. / Stifel Nicholas, Raymond James Financial Inc., and Sandler O’Neill & Partners LP. Based on the foregoing, we do not believe the disclosure of the projections of Heritage Oaks provided to D.A. Davidson are relevant to the opinion rendered by D.A. Davidson and these projections should therefore not be required to be included in the Registration Statement.

With regard to projections of Mission Community provided to Heritage Oaks’ financial advisor, Sandler O’Neill, such projections were adjusted substantially by senior management of Heritage Oaks prior to being used by Sandler O’Neill.  As a result, the Company does not believe that disclosure in the Registration Statement would be meaningful or appropriate.  Heritage Oaks management made adjustments to the projections across many line items, including but not limited to substantially adjusting loan and deposit growth rates, adjusting overall fee assumptions, and narrowing net interest margin in each of the years projected, and in some cases as much as 50%.  Management’s adjustments to the projections were based in part on differences between current-year actual figures and the projections for the current year.

Summary, page 10

3.                                      If material quantify the number of Mission Community’s outstanding warrants and options that may be exercised prior to the effective date of the merger agreement and any material effect this could have on per share compensation for Mission Community shareholders.

The only outstanding warrants and options of Mission Community that may be exercised prior to the effective time of the merger are warrants to purchase 158,672 shares of Mission Community common stock held by public warrant holders.  The merger agreement provides that the amount of the cash merger consideration paid by Heritage Oaks will be increased by the amount of the cash exercise price paid to Mission Community with respect to any warrants exercised prior to the effective time of the merger.  Because the amount of cash payable by Heritage Oaks would increase, and because the number of shares of Mission outstanding would also increase, the per share merger consideration will remain substantially the same if all warrants are exercised prior to the effective time of the merger, although the mix of cash and shares of Heritage Oaks common stock to be received by Mission Community shareholders would be slightly altered.

We will revise the disclosure in the “Summary” section in the first pre-effective amendment to the Registration Statement to disclose the slightly altered mix of the per share merger consideration that would be received by Mission Community shareholders in the event all of the outstanding warrants of Mission Community which may be exercised are exercised prior to the effective time of the merger.  The Company will add a similar disclosure in the section titled “The Merger—merger consideration” in the first pre-effective amendment to the Registration Statement.

The specific anticipated disclosure to be included in the first pre-effective amendment is as follows:

“If all of the warrants to purchase shares of Mission Community common stock which are exercisable and which are not subject to warrant holder agreements were in fact exercised prior to the effective date of the merger, the amount of cash included in the merger consideration would increase but the number of shares of Mission outstanding would also increase, resulting in a small change to the mix of cash and shares of HEOP common stock received by the shareholders of Mission Community, although the aggregate value of the per share merger consideration would remain approximately the same. For example, if all of the warrants which are exercisable and which are not subject to warrant holder agreements had been exercised and outstanding on the date of the execution of the merger agreement, the aggregate cash consideration would increase to $8,793,360 and the aggregate stock consideration would remain at 7,541,353 shares of HEOP common stock resulting in each share of outstanding common stock of Mission Community, including shares issued upon the exercise of warrants, being exchanged for approximately (i) 0.8460 shares of Heritage Oaks common stock and (ii) cash consideration of approximately $0.30. Based on the closing price of Heritage Oaks common stock of $[     ] per share on [      ] the total value of the merger consideration would be [$     ] and the value of the per share merger consideration would be [$     ].”

The Merger, page 50

4.                                      Provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by Sandler O’Neill and D.A. Davidson in connection with rendering the fairness opinions.

The Company is providing the Staff supplementally with all documents prepared by the financial advisors, and provided to the board of directors of Heritage Oaks Bancorp and Mission Community Bancorp, respectively, or their representatives, as applicable, in connection with rendering the fairness opinions.  Please note that such materials are being furnished to the Staff under separate cover pursuant to Rule 418(b) under the Securities Act of 1933 and under the Freedom of Information Act and are not being filed electronically as part of this letter.

Opinion of Sandler O’Neill, page 61

5.                                      Please revise to state that Sandler O’Neill has consented to the reproduction of its opinion in the prospectus.

The Company acknowledges the Staff’s comment and will restate to disclose that Sandler O’Neill has consented to the reproduction of its opinion in the prospectus in the first pre-effective amendment to the Registration Statement.

Sandler O’Neill’s Relationship, page 74

6.                                      Please disclose how much Heritage Oaks is paying Sandler for the fairness opinion and how much it has paid Sandler for other services for the last two years.

As requested, the Company will disclose in the first pre-effective amendment to the Registration Statement that it has paid Sandler O’Neill $125,000 for its fairness opinion, $50,000 as a retainer for its advisory services in connection with the transaction and, if the transaction closes, the Company will pay an additional $75,000 to Sandler O’Neill. The Company has paid Sandler O’Neill $312,822 for other services during the last two years.

Comparative per Share Market Price…, page 122

7.                                      Include the tabular comparison of the market value of your securities and Mission Community’s securities in the forepart of your prospectus. Refer to paragraph (g) of Item 3 of Form S-4.

The Company acknowledges the Staff’s comment and will include the tabular comparison in the forepart of the prospectus of its first pre-effective amendment to the Registration Statement.

Security Ownership of Certain Beneficial Owners of Mission Community Bancorp, page 125

8.                                      Please disclose the natural persons who are the beneficial owners of the shares held by Carpenter Fund Manager and Palladium Equity Partners III.

Carpenter Fund Manager, GP, LLC, the general partner of each of Carpenter Community BancFund, L.P., Carpenter Community BancFund-A, L.P. and Carpenter Community BancFund-CA, L.P., has five Managing Members which make the investment decisions on behalf of these funds.  The names of these five Managing Members will be disclosed in a new footnote to the table in the section titled “Security Ownership of Certain Beneficial Owners of Mission Community Bancorp” in the first pre-effective amendment to the Registration Statement.

Palladium Equity Partners III, LLC (“Palladium General Partner”) is the general partner of Palladium Equity Partners III, LP (“Palladium”) and has investment and voting power over the shares of Mission Community owned by Palladium. Marcos A. Rodriguez is the managing member of the Palladium General Partner and his name will be disclosed in a new footnote to the table in the section titled “Security Ownership of Certain Beneficial Owners of Mission Community Bancorp in the first pre-effective amendment to the Registration Statement.

Part II. Information Not Required in Prospectus

Item 21. Exhibits and Financial Schedules, page II-2

9.                                      We note that you have filed forms of opinion for exhibits 5.1, 8.1, and 8.2. Please file signed and dated versions of these opinions prior to effectiveness.

The Company acknowledges the Staff’s comment and will file signed and dated versions of these opinions in its first pre-effective amendment to the Registration Statement.

Signatures, page II-5

10.                               Please have either your Controller or Principal Accounting Officer sign in this capacity. Refer to Instruction 1 on page 17 of Form S-4.

The Company acknowledges the Staff’s comment and will have its Principal Accounting Officer sign it his capacity in the Company’s first pre-effective amendment to the Registration Statement.

Form 10-K for the Year Ended December 31, 2012

11.                               Please revise your future filings to separately disclose your non-accrual, past due and restructured loans in accordance with Item III(C)(1) of Industry Guide III. Please also provide us with your proposed disclosures as of September 30, 2013 in addition to your two most recent fiscal periods ended December 31, 2012.

The Company acknowledges the Staff’s comment and will revise its future filings to separately disclose non-accrual, past due and restructured loans in accordance with Item III(C)(1) of Industry Guide III.  In addition, below please find in tabular format the Company’s proposed disclosures as of September 30, 2013 in addition to the Company’s disclosures for the fiscal periods ended December 31, 2012, 2011, 2010, 2009.

	September 30,	December 31,
(dollar amounts in thousands)	2013	2012	2011	2010	2009

Loans delinquent 90 days or more and still accruing	$—	$15	$—	$—	$151

Total non-accruing loans	$12,672	$17,309	$12,368	$32,819	$38,170

TDRs
Accruing	$2,883	$17	$561	$2,781	$9,703
Included in non-accruing loans	6,875	11,613	3,124	7,636	3,232

Total TDRs	$9,758	$11,630	$3,685	$10,417	$12,935

*          *          *

The Company thanks the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding our responses above.  If you have any questions with respect to the foregoing, please do not hesitate to call me at (805) 369-5290 or Jordan Hamburger of Manatt, Phelps & Phillips, LLP at (310) 312-4331.

Sincerely,

/s/ WILLIAM RAVER
William Raver
General Counsel

cc: Jordan Hamburger